May 3, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4720

Attn:	Dorrie Yale
Joseph McCann
Suzanne Hayes

Re:	Orexigen Therapeutics, Inc.
Registration Statement on Form S-3
Filed March 15, 2016
File No. 333-210224

Acceleration Request

        Requested Date:    May 5, 2016

        Requested Time:   4:00PM Eastern Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-210224) (the “Registration Statement”) to become effective on Thursday, May 5, 2016, at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of David Peinsipp, Karen Deschaine and Jonie Kondracki of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Karen Deschaine at (858) 550-6088 or Jonie Kondracki at (415) 693-2174.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3344 N. Torrey Pines Ct., Suite 200 • La Jolla, California 92037 • TEL: (858) 875-8600

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Orexigen Therapeutics, Inc.

By:	/s/ Michael A. Narachi
Name: Michael A. Narachi
Title: President and Chief Executive Officer

cc:	David Peinsipp, Cooley LLP

Karen Deschaine, Cooley LLP

Jonie Kondracki, Cooley LLP

3344 N. Torrey Pines Ct., Suite 200 • La Jolla, California 92037 • TEL: (858) 875-8600